Cohen Circle Acquisition Corp. I

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

May 23, 2023

VIA EDGAR TRANSMISSION

Liz Packebusch

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Cohen Circle Acquisition Corp. I

Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted April 14, 2023
CIK No. 0001894176

Dear Ms. Packebusch:

On behalf of Cohen Circle Acquisition Corp. I (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated May 3, 2023 relating to the Amendment No. 2 to Draft Registration Statement on Form S-1 of the Company (the “Form S-1”) confidentially submitted with the Commission on April 14, 2023. We are concurrently filing via EDGAR Amendment No. 3 to the Draft Registration Statement on Form S-1 (“Amendment No. 3”). The changes reflected in Amendment No. 3 include changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Live Filing submitted concurrently herewith.

Amendment No. 2 to Draft Registration Statement on Form S-1

General

1.	We note you have removed disclosure indicating that your amended and restated memorandum and articles of association will provide that you will only redeem your public shares so long as (after such redemption) your net tangible assets will be at least $5,000,001 upon consummation of your initial business combination. Please provide us with your legal analysis as to why it is appropriate to permit this exception to the requirement that you have net tangible assets of at least $5,000,001. Please tell us what other risk factors you propose to include in the prospectus, such as increased risks that your stock will be delisted, that you will have to comply with Rule 419, that you will become a less attractive potential merger partner in a competitive market for merger targets, and that the removal of a cap on redemptions will no longer ensure that your stock is not a "penny stock" under Exchange Act Rule 3a51-1.

The Company acknowledges the Staff’s comment and advises the Staff that the removal of the net tangible assets requirement from the Company’s form of Amended and Restated Memorandum and Articles of Association (the “A&R Charter”) is not an exception to the requirement that the Company not issue “penny stock” in order to avoid the application of Rule 419. Whether or not the net tangible assets requirement is included in the A&R Charter, the Company acknowledges that, upon consummation of its initial business combination, the Company’s securities must avoid being deemed a “penny stock” pursuant to Exchange Act Rule 3a-51.

We further advise the Staff that we do not believe the removal of the net tangible assets test from the A&R Charter, which will also serve as a cap on redemptions, is the sole means of ensuring that our stock is not a “penny stock” upon consummation of our initial business combination. Rather, we believe that such a limitation may narrow the pool of potential merger partners. For example, as a result of this requirement, the Company may be restricted from combining with a company with a significant amount of intangible assets. Alternatively, the Company may be restricted from combining with a company that has a significant credit facility that is required to help fund cash flow needs. In either case, the prospective target company may generate average revenue of $6 million or more for the prior three years and would qualify for listing on a national securities exchange, but the Company would be unable to merge with them as a result of this net tangible asset requirement. Moreover, the measure of net tangible assets may not accurately demonstrate that the combined company has sufficient assets to operate its business in the ordinary course. By removing this requirement, we believe the Company will be a more attractive potential merger partner in a competitive market for merger targets.

We respectfully advise the Staff that we do not believe the removal of the net tangible assets requirement from the Company’s A&R Charter will result in an increased risk that the Company’s stock will be delisted from The Nasdaq Stock Market. In reliance on the requirements described in Nasdaq Listing Rule 5405, the Company expects to meet the conditions to list on the Nasdaq Global Market following the completion of the Company’s IPO. The listing requirements for the Company are similar to any publicly listed company and the Company believes we will continue to meet the necessary requirements for listing notwithstanding the fact that this provision is not included in the Company’s A&R Charter.

We acknowledge the Staff’s comment and have revised the Registration Statement (page 31) to highlight the removal of the net tangible assets requirement from the A&R Charter.

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company acknowledges the Staff’s comment and confirms that the sponsor does not have, and is not controlled by, persons or entities that have substantial ties with a non-U.S. person. Further, the Company directs the Staff to the risk factor beginning on page 51 titled “We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or is ultimately prohibited” as such risk factor does acknowledge certain limitations that the Company may have in the event that it or the sponsor are deemed to have substantial ties to non-U.S. persons.

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If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at 610-205-6050.

Sincerely yours,

/s/ R. Maxwell Smeal
R. Maxwell Smeal Chief Financial Officer Cohen Circle Acquisition Corp. I

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